SECURIT[illegible]IISSION

15045725

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/14 and ending 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cleveland Research Company, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1375 East 9th Street, Suite 2700
(No. and Street)

Cleveland (City) | OH (State) | 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Eric Bosshard (216) 649-7250
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, Suite 200
(No. and Street)

Chicago (City) | Illinois (State) | 60631 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Eric Bosshard**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Research Company, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

CEO
Title

Notary Public

PATRICK A. KOLOZVARY
NOTARY PUBLIC, STATE OF OHIO
Recorded in Cuyahoga County
My Comm. Expires Jan. 16, 2016

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEVELAND RESEARCH COMPANY, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Cleveland Research Company, LLC

We have audited the accompanying consolidated statement of financial condition of Cleveland Research Company, LLC and Subsidiaries (the Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition. The Company's management is responsible for this consolidated financial statement. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Cleveland Research Company, LLC and Subsidiaries as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 17, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

Cleveland Research Company, LLC and Subsidiaries
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$15,530,546
Accounts receivable - trade	1,725,798
Accounts receivable - other	622,828
Prepaid expenses	159,836
Property and equipment, net	450,594
Deposits	5,296
TOTAL ASSETS	$18,494,898

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$122,038
Commissions payable	3,483,906
Distributions payable	2,902,357
Deferred revenue	655,550
Deferred rent	218,036
Total liabilities	7,381,887
Members' equity	11,113,011
TOTAL LIABILITIES AND MEMBERS' EQUITY	$18,494,898

The accompanying notes are an integral part of this consolidated statement.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cleveland Research Company, LLC and its two wholly-owned subsidiaries, East 9th Management, LLC and East 9th Investments, LLC, (collectively referred to as the Company). All intercompany balances and transactions have been eliminated in the consolidation.

Organization

Cleveland Research Company, LLC was organized in the state of Ohio and is an equity research firm that provides services to selected investment firms located throughout the United States. Cleveland Research, LLC is a broker-dealer registered with the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), the state of Ohio and five other states. Cleveland Research Company, LLC shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement (the Agreement) or involuntarily pursuant to any regulatory action. All voting interests (Class A) of Cleveland Research Company, LLC are owned by Cleveland Research Management Company, LLC (the Parent).

On June 20, 2012, Cleveland Research Company, LLC created East 9th Investments, LLC and East 9th Management, LLC to be formed as wholly-owned subsidiaries under the laws of the state of Delaware. East 9th Investments, LLC was formed to act as the general partner to a privately offered limited partnership called East 9th Fund, LP, which was closed in 2013.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Soft Dollar Revenue

The Company has soft dollar arrangements with its customers in which the customer will buy research data, and then the Company will wait for the customer to determine in good faith the revenue to be paid, based on the value of the brokerage and research services received. The Company recognizes soft dollar revenue in the period in which it is earned.

Commissions

Commissions, brokerage and related clearing expenses are reported on a trade-date basis.

Cash and Cash Equivalents

As of December 31, 2014, the Company's cash accounts, which are substantially held at two banks, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a variation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. In the opinion of management at December 31, 2014, all accounts receivable were considered collectible and no allowance was necessary.

Depreciation

Depreciation of property and equipment is provided by the use of the straight-line method over the estimated useful lives of assets, which range from three to seven years.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

Cleveland Research Company, LLC is a limited liability company and has elected to be treated as a partnership, as defined in the Internal Revenue Code (IRC). Under this election, the income of the Company is taxed directly to its members. Accordingly, the Company records no provision for federal income taxes; however, the Company is liable for certain state and any local income taxes.

The operations of East 9th Management, LLC and East 9th Investments, LLC, single-member limited liability companies with perpetual lives, are disregarded for federal and state income tax filing purposes and reported directly on the return of Cleveland Research Company, LLC.

Income Taxes – Continued

The Company recognizes and discloses uncertain tax positions in accordance with U.S. GAAP. As of and during the year ended December 31, 2014, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2011.

NOTE C - PROPERTY AND EQUIPMENT - NET

Property and equipment are recorded at cost and consist of the following at December 31, 2014:

Furniture and equipment	$774,323
Less accumulated depreciation	(323,729)
Property and equipment - net	$450,594

NOTE D - COMMITMENTS

The Company leases office space and office equipment under operating leases expiring at various dates through February 2022.

Minimum annual rents under these agreements as of December 31, 2014, are as follows:

Year ending December 31,	
2015	$457,909
2016	442,440
2017	415,300
2018	425,228
2019	435,155
Thereafter	976,204
Total	$3,152,236

The Company received incentives on its office lease agreements, including a six-month and four-month period of free rent near inception of the leases. In accordance with U.S. GAAP, the Company is required to recognize the lease expense on a straight-line basis over the life of the lease agreements and, accordingly, has included the related incentives of $218,036 in deferred rent at December 31, 2014.

Rent expense amounted to $488,291 for 2014.

NOTE E - RETIREMENT SAVINGS PLAN

The Company has a profit-sharing 401(k) plan (the Plan) covering substantially all Company employees. Participants become eligible to participate upon being hired and may enter the Plan on the first day of the month coinciding with or next following the date of hire. Employees are able to contribute up to statutorily defined limits. Additionally, the Plan requires employer matching contributions at 50% of employee salary deferrals up to the first 6% of an employee's salary and allows for a discretionary employer contribution. The Company contributed $172,836 for the year ended December 31, 2014.

NOTE F - MEMBERS' EQUITY

Cleveland Research Company, LLC has two classes of membership interest: voting Class A interests (Class A) and non-voting Class B interests (Class B). The significant features are as follows:

Drag-Along Rights of Class A

If the Class A members of the Company intend to sell their entire interest in the Company to any person, the Class A members must first notify all members of such intended transfer at least 15 days prior to the proposed date of the transaction. The drag-along rights of the Class A members require the Class B members to sell their entire interest on the same terms and conditions as established in the notice.

Tag-Along Rights of Class A

If any Class A member or group of Class A members give notice that they wish to sell more than 50% of the total Class A interests of the Company to one or more third persons, then the Class B members will have the right to sell that number of Class B interests held by the Class B members in the same percentage and on the same terms and conditions as set forth in the notice.

Distributions

The Company is governed by a management committee, which is comprised of members of the Parent. In accordance with the Agreement, the Company is required to distribute, to the extent possible, sufficient cash to its members to pay federal and state income taxes arising from profits of the Company. All distributions other than those for income taxes are at the discretion of the management committee. The Company records the distributions when they are declared by the management committee.

The Company declared and paid distributions of $1,132,806 to cover 2014 federal and state income taxes for its members. An additional distribution of $1,726,319 was accrued and included in distributions payable to cover the remaining estimated taxes for 2014.

The management committee declared an additional discretionary distribution of $1,048,872 to be paid to a certain Class A member of the Company. Such amount is also included in the distributions payable at December 31, 2014.

NOTE G - NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1, as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $8,243,858, which was $7,751,732 in excess of its required net capital of $492,126.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2014, the ratio was .90 to 1.

NOTE H - CONSOLIDATED SUBSIDIARIES

Assets and members' equity of East 9th Management, LLC as of December 31, 2014, amounted to $155,004. Assets and members' equity of East 9th Investments, LLC as of December 31, 2014, amounted to $19,808.

NOTE I - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer and operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, it is exempt from the requirements of Rule 15c3-3.

NOTE J - SUBSEQUENT EVENTS

The Company's management has determined that no other material events or transactions occurred subsequent to December 31, 2014 and through the audit report date, the date the Company's consolidated financial statements were available to be issued, that would require adjustments and/or additional disclosure in the Company's consolidated financial statements.